

10029953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/09____ AND ENDING ____12/31/09____ .
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaieteur Investments LLC

OFFICIAL USE ONLY
__145152_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

90 Broad Street Suite 1701
_____
(No. and Street)

New York   New York   10004
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony F. Hayes   (646)379-7052
_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
_____
(Name – if individual state last, first, middle name)

805 Third Avenue   New York   New York   10022
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   X Certified Public Accountant
   __ Public Accountant
   __ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 2 8 2010
BRANCH OF REGISTRATIONS AND
04   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Andrew K.J. Pernambuco** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Kaieteur Investments LLC**, as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

Independent Auditors' Report

The Board of Directors and Members
Kaieteur Investments LLC

We have audited the accompanying statement of financial condition of Kaieteur Investments LLC (the "Company") as of December 31, 2009, and the related statements of operations and members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaieteur Investments LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
April 8, 2010

2

Kaieteur Investments LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$ 10,363
Total assets	$ 10,363

Liabilities and Members' Capital

Total liabilities	-
Members' Capital:	
Members' capital	10,363
Total Members' Capital	10,363
Total liabilities and members' capital	$ 10,363

Kaieteur Investments LLC

Statement of Operations and Members' Capital

Year ended December 31, 2009

Revenue:	
Commissions	$ 112,380
Investment banking	153,525
Total revenue	265,905
Expenses:	
Commission fees paid - affiliate	146,525
Commissions – paid to Independent Registered Representative	101,116
Registration and licensing fees	3,255
Professional fees	7,788
Occupancy	9,039
Other general and administrative	367
Total expenses	268,090
Net Loss	(2,185)
Members' capital at December 31, 2008	11,248
Contribution of Capital	1,300
Members' capital at December 31, 2009	$ 10,363

Kaieteur Investments LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:

Net loss	$ (2,185)

Adjustments to reconcile net income to net
cash used in operating activities:

Increase (decrease) in operating liabilities:	
Accrued expenses	(752)
Total adjustments	(752)
Net cash used in operating activities	(2,937)

Cash flows from investing activities — -

Cash flows from financing activities:

Contribution of Capital	1,300
Net provided by financing activities	1,300
Net decrease in cash	(1,637)
Cash - beginning of year	12,000
Cash - end of year	$ 10,363

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

5

Kaieteur Investments LLC

Notes to Financial Statements

(1) <u>Organization</u>

Kaieteur Investments LLC is a capital introduction firm specializing in matching a select group of hedge funds and funds of hedge funds with our global base of institutional and accredited individual investors. Kaieteur is a Broker-Dealer registered with the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the U.S. Securities and Exchange Commission.

Kaieteur's principals bring over 60 years' combined experience in the Capital Markets and extensive relationships throughout the world's investor and hedge fund communities to the task of matching investors with fund managers. Kaieteur thus provides access to investors and funds that are difficult to reach by other means. In conjunction with our sister company, Deniad & Company LLC, an alternative investments consultancy, Kaieteur offers a complete range of services to funds and investors, including:

- Capital introduction for funds and investors (Kaieteur)
- Consulting services for funds and fund managers (Deniad)
    - Assessment of readiness to attract new investments
    - Creation and refinement of business development strategies
        - Improvement of Client Services capabilities
    - Investment advisory services for investors (Deniad)
        - Selection and monitoring of funds
        - Construction of portfolios of funds

(2) <u>Summary of Significant Accounting Policies</u>

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Kaieteur Investments LLC

Notes to Financial Statements

(d) Revenue and Expense Recognition

The Company earns revenue (fees and commissions) from Capital Introduction and Solicitation activities on behalf of Hedge Funds and Fund of Hedge Funds. A 10% commission is charged to our Independent Registered Representative on Solicitation fees and retainer revenue received on his behalf. Kaieteur Solicitation Fees are earned per the particular terms of the Solicitation Agreements in force.

(e) Income Taxes

The members of Kaieteur Investments LLC, Inc. elected to be taxed as a "partnership", as defined in the Internal Revenue Code. Such status was also elected for state tax purposes. Under this status, taxable income is passed through and taxed at the member level, rather than at the corporate level.

The Company does not record any provision for taxes or tax benefit since the entity is treated as a partnership for federal, state, local and foreign income tax purposes. The reporting of taxable income (loss) of the entity is the responsibility of the members.

(f) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Affiliate

Deniad & Company LLC is a Registered Investment Advisor and sister company of Kaieteur Investments LLC based on common ownership among the partners. Kaieteur Investments was established purely to comply with the Cash Payments Rule that forbids Investment Advisors from paying fees to anyone other than a Registered Broker Dealer. Kaieteur maintains all Solicitation Agreements and receives fees on business that comes directly from established Deniad & Company LLC relationships that were established before its existence. Deniad has been in existence since 2004 and provides marketing and consulting services to Investment Funds with a particular focus on Hedge Funds. The entire current fee revenue is due Deniad upon receipt and is transferred to Deniad based on the discretion of the CFO and an established Expense Sharing Agreement that varies each quarter. Capital introduction fees paid – affiliate amounted to $146,525 in 2009.

(4) Commitments and Contingencies

Deniad & Kaieteur maintain an established Expense Sharing Agreement that requires Kaieteur to share in the common operating expenses and pay direct expenses that are billed to Deniad. Kaieteur has no vendor relationships and no liabilities, contingent liabilities or debt other than the Shared Expenses. The allocated expenses are made at the end of every quarter in line with FOCUS reporting. The allocation percentage is determined by the approximate amount of time spent by the partners on Solicitation activities, revenue flow and global economic conditions that affect Solicitation and Capital Introduction activities. The actual percentages are made at the discretion of the CFO.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $10,363 which was $5,363 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.

(6) Subsequent Events

The Company has evaluated subsequent events through April 8, 2010, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

Supplemental Information

Kaieteur Investments LLC

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

Total Members' capital qualified for net capital	$ 10,363
Deductions and/or charges	-
Net capital	$ 10,363
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ -
Minimum dollar net capital requirement of broker and dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 5,363
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-
Net capital, per unaudited December 31, 2009 FOCUS report	$ 10,363
Net capital, per December 31, 2009 audited report, as filed	$ 10,363

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part IIA, as filed by the Company on January 23, 2010.

SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

**Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5 for a Broker-Dealer
Claiming
Exemption From SEC Rule 15c3-3**

The Board of Directors and Stockholder
Kaieteur Investments LLC

In planning and performing our audit of the financial statements and supplemental schedules of Kaieteur Investments LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP
Certified Public Accountants

New York, New York
April 8, 2010